EXHIBIT 99.1

MYNARIC SELECTED BY ESA TO INVESTIGATE OPTICAL TECHNOLOGIES FOR NEXT GENERATION HIGH-THROUGHPUT OPTICAL INTER-SATELLITE LINKS

MUNICH, February 1, 2022 - Mynaric has been awarded a contract by the European Space Agency (ESA) to analyze, design, build and test on a laboratory model an end-to-end optical communication system that can achieve data transmission speeds of 1 Terabit per second (Tbps). This project enhances Mynaric’s commitment to innovation and its mission to create a truly connected planet.

“As part of our product development roadmap, our engineers and product development teams are revolutionizing the industry and realizing the fullest potential of optical communication systems,” said Bulent Altan, CEO of Mynaric. “We are able to take theory and make it a reality through thorough planning, development and testing. The work we do today to increase data speeds will help drive connectivity for not only Europe, but the entire planet.”

Mynaric was awarded the contract through a competitive open call for proposals. The project, named Pegasus, is allocated within ESA’s ScyLight program which supports the research, development, and evolution of optical communication technologies, and provides flight opportunities for in-orbit verification. ESA’s “High Throughput Optical Network” (HydRON) program is, additionally, creating a space-enabled optical network ensuring that people can connect even in remote locations.

The benefit of establishing terabit speed backhaul in space is that it allows constellations to offer the equivalent ultra-high speeds found in ground-based networks. Moving terabit bandwidth into LEO, MEO and GEO provides an alternative backhaul capacity for industry and commercial applications for whom current speeds are not sufficient. Offering these speeds in space also ensures these industries and applications are not reliant on ground-based networks susceptible to natural disasters or other ground-based activity that threatens connectivity.

In August 2021, Mynaric launched its new, ultra-fast and scalable optical communications terminal, the CONDOR Mk3 based on customer and market insights. Key to the CONDOR Mk3’s entry into the market was its scalability of both speed and production. With configurable data rate speeds between 100 Mbps and 100 Gbps, the terminal ensures both standardized compatibility and delivers higher speeds for different applications.

About Mynaric

Mynaric (Nasdaq: MYNA; Frankfurt Stock Exchange: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

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